Exhibit 6.1

SECOND SUPPLEMENTAL AGREEMENT TO
JOINT VENTURE AGREEMENT DATED DECEMBER 19, 1997

THIS SECOND SUPPLEMENTAL AGREEMENT is effective on 1st day of January, 2005 and is made

BETWEEN

1.	CHARTERED SEMICONDUCTOR MANUFACTURING LTD (“CSM”), a company incorporated under the laws of Singapore and having its registered address at 60 Woodlands Industrial Park D Street 2 Singapore 738406 on the one part; and

2.	AGERE SYSTEMS SINGAPORE PTE LTD (“AGERE”), a company incorporated under the laws of Singapore and having its registered address at 3 Kallang Sector, Kolam Ayer Industrial Park, Singapore 349278 on the other part.

WHEREAS

A.	The parties entered into a Supplemental Joint Venture Agreement dated 17 September 2004 (“SJVA”) to amend the Joint Venture Agreement dated 19 December 1997 (“JVA”).

B.	The parties have agreed to further amend the JVA by amending the SJVA as hereinafter provided.

NOW THEREFORE, the parties hereby agree as follows:

1.	AMENDMENTS TO THE JVA

The parties agree that the following Clauses under the SJVA shall be amended as follows:

1.1	Clause 2.3.2 and Clause 2.3.4

Clause 2.3.2 and Clause 2.3.4 shall be amended by inserting the following sentence at the end of the clauses:-

“For this purpose, the amount billed represents a recovery of costs incurred by SMP in performing services for that party involving wafer fabrication of integrated circuits.”

2.	Unless otherwise expressly defined, words and phrases as used in this Second Supplemental Agreement shall have the same meaning attributed to them in the JVA.

3.	This Second Supplemental Agreement shall be governed by and construed in accordance with the laws of Singapore.

IN WITNESS WHEREOF the parties have executed this Second Supplemental Agreement on the date above written.

Signed by	)
George Thomas	)	/s/ George Thomas
for and on behalf of	)
Chartered Semiconductor Manufacturing Ltd	)
in the presence of
Looi Lee Hwa

Signed by	)
Gary A. Henningsen, Jr./Director	)	/s/ Gary A. Henningsen, Jr
for and on behalf of	)
Agere Systems Singapore Pte Ltd	)